August 16, 2024

Ms. Sisi Cheng
Ms. Anne McConnell
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	BRC Inc.
Form 10-K for the fiscal year ended December 31, 2023 Filed March 6, 2024 Form 10-Q for the quarterly period ended March 31, 2024 Filed May 8, 2024 Form 8-K Filed March 6, 2024 File No. 001-41275

Dear Ms. Cheng and Ms. McConnell:

On behalf of our client, BRC Inc., a Delaware public benefit corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission the Company’s response to the comments contained in the Staff’s letter, dated August 5, 2024 (the “Comment Letter”), with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2023 filed on March 6, 2024 (the “Form 10-K”), Form 10-Q for the quarterly period ended March 31, 2024 filed on May 8, 2024 (the “Form 10-Q”) and Form 8-K filed on March 6, 2024 (the “Form 8-K”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

1.
We note disclosures in your financial statements indicate you exchanged finished goods inventory for prepaid advertising that resulted in recording $29 million in additional Wholesale revenue during FY 2023. Based on the impact of this transaction on your results of operations, including the fact that it accounts for one-third of the increase in Wholesale revenue during FY 2023, it appears this transaction and its positive impact on Wholesale revenue and potentially negative impact on gross profit margin should be disclosed and discussed under Results of Operations. It also appears critical accounting estimates related to this transaction should be disclosed and discussed under Critical Accounting Estimates. Please advise or revise future filings as appropriate. In addition to explaining the transaction, disclosing its impact on results of operations, and discussing related critical accounting estimates in future filings, please tell us, and revise future filing to address, the following:

August 16, 2024

•	Explain the facts and circumstances related to the transaction and the reasons you entered into it.
•
Explain the specific nature of the prepaid advertising you received, including the time period over which you are required to or expect to use it and if and how you assess it for impairment at each balance sheet date.

•
You disclose you valued the transaction based on the standalone selling price of finished goods sold to distributors; however, based on disclosures in your Annual Earnings Release filed under Form 8-K, we note you recorded write-offs of RTD inventory during FY 2023. Explain the specific nature of the inventory you exchanged for prepaid advertising and the specific nature of the inventory you wrote-off and disclose and discuss how you determined the inventory you exchanged was not impaired prior to the exchange.

Since this transaction impacts subsequent interim periods, this comment is also applicable to your subsequent quarterly filings.

Response:

The Company respectfully acknowledges the Staff’s comment and believes that the positive impact of the exchange of finished goods inventory for prepaid advertising (the “Exchange Transaction”) was disclosed and discussed in the Form 10-K.  Specifically, in the Form 10-K, the Company stated that “The Wholesale channel performance was primarily driven by entry into, and growth in, the food, drug and mass market (“FDM”) along with continued distribution and innovation in our RTD product line.”  Indeed, the Exchange Transaction was a significant example of continued distribution and innovation in the Company’s Ready-to-Drink (“RTD”) product line.  However, the Company notes from the Staff’s comment that it would be helpful to the users of the financial statements to see more explicitly that this Exchange Transaction has impacted Wholesale channel revenue and for that reason, the Company has added the following language to the Results of Operations section of Management’s Discussion & Analysis in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 (the “Q2 Form 10-Q”) and will continue to add similar language in future filings where the Exchange Transaction has had a meaningful impact on Wholesale channel revenue:  “In addition, we saw an increase related to a barter transaction whereby we exchanged finished goods inventory for prepaid advertising credits,”.

Regarding the Staff’s comment as to the potential negative impact on gross profit margin resulting from the Exchange Transaction, the Company respectfully advises the Staff that in Note. 5 to the Audited Financial Statements in the Form 10-K, the Company states:  “We measured the noncash consideration using the standalone selling price of finished goods sold to distributors”.  This measurement resulted in a gross margin that was comparable with most of the Company’s large distributors and as such, there was no negative impact on overall gross profit margin to disclose.

August 16, 2024

Regarding the Staff’s comment that the Exchange Transaction should be disclosed and discussed in Critical Accounting Estimates, the Company notes that according to Item 303(b)(3) of Regulation S-K, “Critical accounting estimates are those made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant.”  The Company respectfully advises the Staff that while preparing the Form 10-K, the Company assessed whether the Exchange Transaction was a Critical Accounting Estimate and concluded that the Exchange Transaction does not warrant a Critical Accounting Estimate disclosure because the Exchange Transaction does not involve a significant level of estimation uncertainty. The Company determined that the selling price should be estimated using the “standalone selling price of the goods or services promised to the customer in exchange for the consideration,” which is the method that should be applied, according to ASC 606-10-32-22, “if an entity cannot reasonably estimate the fair value of the noncash consideration”, which is the case for the Exchange Transaction. The estimation of the standalone selling price of the RTD inventory required the Company to apply the distributor pricing that is applied to more than 70% of the Company’s RTD customers.  Given the lack of estimation uncertainty in determining the amount that should be recorded, the Company respectfully advises that the Company does not believe that a disclosure of a Critical Accounting Estimate is necessary.

Regarding the Staff’s comment that the Company provide additional information around the facts and the circumstances related to the Exchange Transaction and the reason the Company entered into such transaction, the Company advises the Staff that the reason for the Exchange Transaction was to exchange RTD inventory for prepaid advertising credits. This has been and will continue to be disclosed in periods that the Exchange Transaction has a material impact on the Company’s financial statements.

Regarding the Staff’s comment that the Company explain the specific nature of the prepaid advertising credits received, including the time period over which the Company expects to use it and if and how the Company assesses it for impairment at each balance sheet date, the Company respectfully advises the Staff that the prepaid advertising credits can be used for virtually any type of advertising media through one of several media partners of the counterparty to the Exchange Transaction, and must be used within four years of the initial contract date. The Company has disclosed the period over which it expects to use these credits in Note 5 to the financial statements in the Q2 Form 10-Q, and will continue to disclose this fact in future filings.  The Company has disclosed its method of analyzing assets for impairment in Note 2 of its financial statements in the Company’s quarterly reports on Form 10-Q and annual report on Form 10-K, where the Company disclosed that “The Company reviews the recoverability of its long-lived assets, such as property and equipment and identifiable intangible assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable.”

Finally, regarding the Staff’s comment as to the specific nature of the inventory exchanged for prepaid advertising and the specific nature of the inventory the Company wrote-off that was disclosed in the Company's annual earnings release furnished as Exhibit 99.1 to the Form 8-K, the Company advises the Staff that the goods that were exchanged for prepaid advertising were finished goods, RTD, canned coffee with more than 60 days remaining before expiration. The referenced inventory write-off included RTD finished good inventory, which have an expiration within 60 days of the balance sheet date. The expiry and write-off of RTD finished goods inventory (which occurred during the fourth quarter of 2023) was not forecasted at the time the Exchange Transaction was initiated in the third quarter of 2023.

August 16, 2024

Form 8-K filed March 6, 2024

Exhibit 99.1
Non-GAAP Financial Measures
Reconciliation of Net Loss to Adjusted EBITDA, page 11

2.
We note your non-GAAP financial measure, Adjusted EBITDA, includes several adjustments that appear to relate to normal operating expenses necessary to operate your business. Please address the following:

•
In regard to the adjustment for executive recruitment, relocation, and sign-on bonuses, tell us, and disclose, the amounts related to each during each period and explain how you determined excluding costs related to hiring and compensating employees from a non-GAAP performance measure is appropriate.

•
In regard to the adjustment for strategic initiative related costs, tell us, and disclose, the amounts and specific nature of the costs incurred during each period and explain how you determined excluding operating costs to grow and/or improve productivity from a non-GAAP performance measure is appropriate.

•
In regard to the adjustment for legal costs, tell us, and disclose, the amounts and specific nature of each legal dispute during each period and explain how you determined excluding operating costs necessary to operate your business from a non-GAAP performance measure is appropriate.

•
In regard to the adjustment for RTD start-up and production issues, tell us, and disclose, the amounts and specific nature of each cost during each period and explain how you determined excluding costs related to start-up and production issues from a non-GAAP performance measure is appropriate.

•
In regard to the adjustment for RTD transformation costs, tell us, and disclose, the amounts and specific nature of the loss on the write-off of RTD inventory, the discounts recognized on non-cash transactions, and the other non-cash costs to transform your RTD business during each period and explain how you determined excluding these operating costs from a non-GAAP performance measure is appropriate.

•	Explain why costs you exclude from your non-GAAP financial measure are not disclosed and discussed in MD&A in any annual or quarterly filings.

Please specifically explain how you determined each adjustment above is appropriate based on the guidance in Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP financial measure to comply with that guidance. We note your characterization of several non-GAAP adjustments as "non-cash". Please be advised, although the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures indicates normal recurring cash operating expenses are one example of a non-GAAP adjustment that may be misleading that is not meant to imply that excluding non-cash operating expenses would also not be misleading. Please specifically explain how you determined excluding non-cash operating expenses necessary to operate your business complies with the guidance in both Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. This comment is also applicable to your Form 8-K filed on May 8, 2024.

August 16, 2024

Response:
The Company respectfully acknowledges the Staff’s comment and advises the Staff that it believes the aforementioned adjustments to Adjusted EBITDA, beginning in the third quarter of 2023 are appropriate and consistent with the guidance in Questions 100.01 and 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures for the reasons described below.

With regard to periods prior to the third quarter of 2023, the Company would like to draw the Staff’s attention to correspondence between the Company and the Division of Corporate Finance – Office of Manufacturing, between May 24, 2023 and concluding on September 21, 2023. As a result of such correspondence, the Company agreed with the Staff that it would modify its reporting prospectively with regard to certain matters addressed therein. This correspondence is referenced in the details below as the “2023 Comment Letter”.

Background

The adjustments to Adjusted EBITDA referenced in the Staff’s comment primarily relate to four extraordinary matters:

(1) the February 2022 business combination among the Company, SilverBox Engaged Merger Corp I, Authentic Brands LLC, and certain merger subsidiaries (the “Business Combination”),

(2) the Company’s transition in the second half of 2022 of certain of its RTD products to tolling arrangements with co-manufacturers who have not previously produced the Company’s products and in which the Company sources and maintains storage of raw material inputs and other supplies and assumes greater involvement in the production of its products, as compared to the Company’s historical approach of outsourcing all manufacturing and sourcing of its products to “turnkey” manufacturers (the “RTD Transition”),

(3) the Company’s entry in 2022 into the FDM in collaboration with Walmart, as compared to its historical Direct to Consumer business selling products directly to consumers online (the “FDM Wholesale Expansion”), and

(4) the Company’s transformation of its RTD business in the second half of 2023 (the “RTD Transformation”) whereby the Company scaled its supply chain and production to meet the needs of its business. This involved renegotiation with the Company’s Co-Manufacturing partners, replacement of several members of management, and a rationalization of the Company’s headcount across the Company.

August 16, 2024

The Business Combination fundamentally transformed the Company’s business, following which it became a public company. The RTD Transition, FDM Wholesale Expansion, and RTD Transformation similarly marked fundamental departures from the Company’s historical approach to business. In particular, the RTD Transition and FDM Wholesale Expansion required substantial, but temporary, outside expertise and involved start-up costs that do not represent normal, recurring, cash operating expenses necessary to operate its business going forward while RTD Transformation involved costs that do not represent normal recurring cash operating expenses necessary to operate its business. The Company believes the Business Combination, RTD Transition, FDM Wholesale Expansion, and RTD Transformation expenses do not represent its ongoing business operations, and the related adjustments made to Adjusted EBITDA to exclude the effects of these undertakings are useful to prospective investors, stockholders and equity research analysts in evaluating the Company’s business performance from period to period and relative to other companies in its industry. In addition, the Company believes that prospective investors, stockholders and equity research analysts would lack helpful context for evaluating its operating results and ability to generate earnings if the Company were not to make the adjustments for such expenses incurred outside of the ordinary course of its business.

Adjustments for Executive Recruiting, Severance, Relocation and Sign-on Bonus

Set forth below are the executive recruiting, relocation and sign-on bonus adjustments for the three months ended December 31, 2023, the fiscal year ended December 31, 2023, and the three months ended March 31, 2024:

	Three Months Ended	Year Ended	Three Months Ended
	December 31, 2023	December 31, 2023	March 31, 2024
Executive recruiting	$(29,333)	$554,854	$1,314
Relocation	$-	$326,317	$-
Sign-on bonus	$-	$105,000	$-
Severance	$-	$528,437	$-
Total	$(29,333)	$1,514,608	$1,314

Prior to the 2023 Comment Letter, the Company included relocation expenses, severance expenses, and sign-on bonuses in the adjustments to the Adjusted EBITDA reconciliation. As indicated in its response to the 2023 Comment Letter, the Company will not adjust non-GAAP financial measures for relocation and sign-on bonuses incurred after the second quarter of 2023. However, the Company continues to adjust for executive recruiting expense related to RTD Transformation. The Company believes these expenses are not reflective of the ongoing costs to operate its business and accordingly that it is not misleading to remove these costs from the definition of Adjusted EBITDA.

Adjustments for Strategic Initiative Related costs

Set forth below are the strategic initiative related costs for the three months ended December 31, 2023, the fiscal year ended December 31, 2023, and the three months ended March 31, 2024:

	Three Months Ended	Year Ended	Three Months Ended
	December 31, 2023	December 31, 2023	March 31, 2024
Third party consulting fees	$-	$1,504,660	$-

The strategic initiative related costs consisted of fees paid to consultants to assist the Company in the RTD Transition and FDM Wholesale Expansion. The Company believes that these costs are not a part of the ongoing costs to operate its business and accordingly that it is not misleading to remove these costs from the definition of Adjusted EBITDA. The Company has not incurred any such costs in 2024 and does not expect to incur or report any further strategic related costs in future reporting periods.

August 16, 2024

Adjustments for Non-routine Legal Expenses

Set forth below are non-routine legal expenses, which consist of attorney’s fees, expert fees and other costs associated with litigation, related to the following matters for the three months ended December 31, 2023, the fiscal year ended December 31, 2023, and the three months ended March 31, 2024:

	Three Months Ended	Year Ended	Three Months Ended
	December 31, 2023	December 31, 2023	March 31, 2024
Business Combination Litigation	$2,908,809	$9,808,112	$2,370,999
RTD Transition Litigation	$-	$446,028	$-
Employment Litigation	$-	$35,925	$-
Total	$2,908,809	$10,290,065	$2,370,999

•
Litigation arising from the Business Combination (the “Business Combination Litigation”). As disclosed in the Q2 Form 10-Q, Tang Capital Partners, LP (“Tang Capital”) filed a lawsuit in the Southern District of New York against the Company, alleging breach of contract arising from the Company’s refusal to permit Tang Capital to exercise warrants that the Company issued in connection with the Business Combination. Similar litigation was filed by 1791 Management LLC in the Orange County Superior Court against the Company and certain other parties arising from similar allegations regarding the timing of the registration and exercisability of the warrants. And finally, on May 15, 2024, Alta Partners, LLC (“Alta”) filed a lawsuit in the federal district court in the Southern District of New York against the Company alleging that Alta suffered damages as a result of the Company’s refusal to permit Alta to exercise warrants.

•
Litigation arising from the RTD Transition (the “RTD Transition Litigation”). As disclosed in the Form 10-K, Strategy and Execution, Inc., a former consultant to the Company, filed a lawsuit in federal district court in Texas against one of the Company’s wholly owned subsidiaries, alleging that the Company owes certain disputed royalties and expense reimbursements to the former consultant. Management of the Company determined that the former consultant was unable to provide the Company with the consulting services needed in connection with RTD Transition, resulting in non-renewal of the former consultant’s contract and giving rise to the litigation.

As indicated in the Company’s response to the 2023 Comment Letter, the Company will not adjust non-GAAP financial measures for the Employment Litigation (as described therein) after the second quarter of 2023. As noted in our response to the 2023 Comment Letter, the Business Combination Litigation is linked to the Business Combination and does not represent normal recurring costs to operate the Company’s business.  Similarly, the RTD Transition Litigation is neither normal nor likely to recur because of the unique circumstances resulting in the litigation, as described in the Company’s response to the 2023 Comment Letter. For that reason, the Company respectfully submits that it is appropriate to continue to exclude costs related to the Business Combination Litigation and the RTD Transition Litigation from its definition of Adjusted EBITDA.

August 16, 2024

Adjustments for RTD Start-up and Production Issue

Set forth below are RTD start-up and production issue cost adjustments for the three months ended December 31, 2023, the fiscal year ended December 31, 2023 and the three months ended March 31, 2024:
	Three Months Ended	Year Ended	Three Months Ended
	December 31, 2023	December 31, 2023	March 31, 2024
Co-manufacturer production quality hold	$-	$729,395	$-
Blank cans excess inventory and write down	$-	$677,372	$-
RTD transition	$-	$987,145	$-
Total	$-	$2,393,912	$-

As indicated in the Company’s response to the 2023 Comment Letter, the Company will no longer adjust non-GAAP financial measures for cash expenses incurred as part of the RTD startup and production issues described therein. However, the Company respectfully retains the view that the non-cash charges and gains included in the expenses above are not a recurring cost  and are not misleading to investors. The Company’s management considered that (i) such non-cash charges and gains are not normal, recurring operating activities because they have only occurred over a few consecutive quarters in the Company’s history and are unlikely to occur now that the Company has completed its transition to sourcing raw materials and undertaking quality control matters, and (ii) these non-cash charges and gains consist of various write-downs and gains that do not represent cash operating expenses, but instead represent changes in balance sheet items not directly related to the Company’s operating results.

Accordingly, the Company’s management has determined that adjusting the non-GAAP financial measures for non-cash charges and gains resulting from the RTD start-up and production issues does not cause the non-GAAP financial measures to be misleading. To the contrary, the Company believes that these adjustments are appropriate and meaningful as its non-GAAP financial measures, when coupled with the Company’s more prominent disclosures of U.S. GAAP results and the reconciliation to U.S. GAAP results, provide additional information to allow financial statement readers a more complete understanding of the Company’s results of the operations as well as the factors and trends affecting the Company’s business.

Adjustments for RTD Transformation Costs

Set forth below are the details of the RTD Transformation adjustments for the three months ended December 31, 2023, the fiscal year ended December 31, 2023, and the three months ended March 31, 2024:

	Three Months Ended	Year Ended	Three Months Ended
	December 31, 2023	December 31, 2023	March 31, 2024
Inventory write-off	$9,129,747	$10,266,243	$-
Barter transaction discount	$4,056,706	$5,498,906	$1,609,016
Purchase agreements	$1,533,075	$2,000,000	$-
RTD liquidation	$548,365	$1,151,454	$-
Total	$15,267,893	$18,916,603	$1,609,016

August 16, 2024

Below is a more detailed description of RTD Transformation Costs:

•
Inventory Write-off – As a result of the RTD Transformation, the Company incurred significant unusual costs related to the write-off of RTD inventory in accordance with its normal inventory write-off policy, which requires that all raw materials and finished goods inventory within 60 days of expiration must be fully reserved.

•
Barter transaction discount – The Exchange Transaction was measured using the standalone selling price of finished goods sold to distributors, which was 84% of the stated contract price. The 16% non-cash discount from the contract price was part of the RTD Transformation Costs through the second quarter of 2024 after which no further shipments were made under the Exchange Transaction.

•
Purchase Agreements – In the course of the RTD Transformation, the Company renegotiated contracts with its Co-Manufacturers and as part of that, it accepted certain take or pay penalties in accordance with the legacy contracts and negotiations to reformulate its business plan around the RTD business. The only costs incurred related to purchase agreements were in the second half of 2023 and there have been no further costs in subsequent periods.

•
RTD liquidation – As part of the RTD Transformation, the Company sold a limited amount of RTD finished goods inventory to liquidators at discounts and incurred losses as a result of those liquidator sales. RTD liquidation represents the excess of the carrying value over the liquidation price for these liquidator sales. There were no RTD liquidation costs after the fourth quarter of 2023.

These costs were directly attributable to RTD Transformation. The Company respectfully submits that adjusting these costs from its definition of Adjusted EBITDA is not misleading and provides useful visibility of these costs to the users of the Company’s financial information through the non-GAAP reconciliation.  The Company’s management considered that such non-cash charges and gains are not normal, recurring operating activities because they have only occurred over a few consecutive quarters in the Company’s history and are unlikely to occur now that the Company has completed the RTD Transformation. Accordingly, the Company’s management has determined that adjusting the non-GAAP financial measures for non-cash charges and gains resulting from the RTD Transformation does not cause the non-GAAP financial measures to be misleading. To the contrary, the Company believes that these adjustments are appropriate and meaningful as its non-GAAP financial measures, when coupled with the Company’s more prominent disclosures of U.S. GAAP results and the reconciliation to U.S. GAAP results, provide additional information to allow financial statement readers a more complete understanding of the Company’s results of the operations as well as the factors and trends affecting its business.

August 16, 2024

Disclosure of costs excluded from non-GAAP financial measures in the Company’s Annual or Quarterly Reports

Regarding the Staff’s comment as to why it does not disclose and discuss the costs excluded from its definition of Adjusted EBITDA in Management’s Discussion & Analysis in any quarterly or annual filing, the Company advises the Staff that it will include such disclosures and discussions related to the Exchange Transaction in periods where such costs are material. The Company further advises the Staff that it has already made disclosures about such costs where these costs are material and the impact of such costs would be meaningful to the users of the financial statements. For example, in the Company’s explanation of the increase in Cost of Goods Sold in the Results of Operation section of Management’s Discussion and Analysis in the Form 10-K, the Company describes “the decrease in gross margin was as a result of product mix shift, as RTD has higher product costs and lower margins as compared to bagged coffee, an increase in our inventory reserve as a result of excess RTD inventory, and inflation in raw materials and finished goods.” Another example can be found in the Company’s explanation of the changes in Operating Expenses where it explains that “Salaries, wages and benefits increased $6.8 million, or 10.5% to $71.1 million for the year ended December 31, 20223, compares to $64.3 million for the corresponding period in 2022 primarily as a result of severance expense incurred during the year…”

3.	We note your non-GAAP financial measure, Adjusted EBITDA, includes adjustments related to System implementation costs and Restructuring fees and related costs. Please address the following:

•	In regard to the adjustment for system implementation costs, tell us, and disclose, the specific nature of the costs and when the implementation is expected to be complete.

•
In regard to the adjustment for restructuring fees and related costs, tell us, and disclose, the amounts and nature of each cost included in the adjustment during each period. Also, explain why the restructuring costs are not disclosed and discussed in MD&A and why the notes to your financial statements do not include the disclosures required by ASC 420-10-50-1.

This comment is also applicable to your Form 8-K filed on May 8, 2024.

Response:

Adjustments for System implementation costs

Set forth below are the system implementation costs, for the three months ended December 31, 2023, the fiscal year ended December 31, 2023, and the three months ended March 31, 2024:

	Three Months Ended	Year Ended	Three Months Ended
	December 31, 2023	December 31, 2023	March 31, 2024
ERP Re-implementation	$178,661	$2,470,842	$179,257
Ecommerce platform implementation	$305,314	$1,070,584	$200,537
Total	$483,975	$3,541,426	$379,794

The specific nature of the costs are costs that could not be capitalized related to the Enterprise Resource Planning software (“ERP”) Re-Implementation, which was implemented in June 2023, and the E-commerce platform which was implemented in January 2024. Such costs relate to pre-implementation discovery, training, and post-implementation monitoring. In addition, the Company incurred costs for maintaining duplicate platforms during the ERP Re-Implementation.  The Company dos not expect future related costs for these system implementations after the second quarter of 2024.

August 16, 2024

Adjustments for Restructuring fees and related costs

Set forth below are the restructuring fees and related costs, which consist of restructuring advisory fees, severance (which was previously reported in the adjustment “Executive recruiting, severance, relocation and sign-on bonus” through the second quarter of 2023), and other related costs for the three months ended December 31, 2023, the fiscal year ended December 31, 2023, and the three months ended March 31, 2024:

	Three Months Ended	Year Ended	Three Months Ended
	December 31, 2023	December 31, 2023	March 31, 2024
Restructuring advisory fees	$-	$2,397,085	$-
Severance expense	$1,475,385	$3,548,074	$266,276
Leases	$-	$358,000	$-
SLC production shutdown	$216,258	$508,393	$-
Total	$1,691,643	$6,811,552	$266,276

Adjustments for Restructuring fees and related costs (subsequent to the second quarter of 2023), consist primarily of severance expense related to the Company’s RTD Transformation as well as its Salt Lake City production shutdown. The disclosures required by ASC 420-10-50-1 were not included in the footnotes to the financial statements because the outstanding disposal cost obligation was approximately $1 million at December 31, 2023, an amount for which the Company determined was not material to the users of the financial statements. The $1 million disposal cost obligation at December 31, 2023 is accrued severance expense, which was paid out in the first half of 2024.

4.
We note your characterization of several non-GAAP adjustments as nonrecurring even though they occur in several periods. Please revise your descriptions of these adjustments to comply with the guidance in Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

The Company respectfully advises the Staff that it will remove reference to the term “non-recurring” in future periods and revise any future descriptions to comply with Question 102.03 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Form 10-Q for the quarterly period ended March 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

5.
We note disclosures in your financial statements that due to a change in your Loyalty Program points policy you reduced the related deferred revenue liability by $3.4 million because the change resulted in a reduction in the amount of loyalty points you estimate will be redeemed. Please tell us, and clarify in future filings, how this change in estimate was recorded. If the change in estimate resulted in you recording additional Direct-to-Consumer revenue, it appears the change and its positive impacts on Direct-to-Consumer revenue and gross profit margin should be disclosed and discussed under Results of Operations. Absent the change, it appears the decline in Direct-to-Consumer revenue would have almost doubled from a decline of 11% to a decline of 21%. To the extent unusual events and transactions impact results of operations, even if they offset other trends and transactions, they should be quantified and discussed in MD&A. Please advise or revise future filing as appropriate.

August 16, 2024

Response:

The Company respectfully acknowledges the Staff’s comment and has adjusted its disclosures in the Q2 Form 10-Q to describe the impact of the change in its Loyalty rewards program liability on its Direct-to-Consumer revenue channel. The Company has included incremental disclosure in the Result of Operations section of Management’s Discussion and Analysis where the Company included the following explanations in the changes in revenue on a quarter to date and year to date basis, respectively:

“This decrease was partially offset by an increase of $1.8 million as a result of the decrease in the accrual for loyalty rewards points as a result of BRCC's change in policy around expiration of points in the first quarter of 2024.”

“This decrease was partially offset by an increase of $5.1 million as a result of the decrease in the accrual for loyalty rewards points as a result of BRCC's change in policy around expiration of points in the first quarter of 2024.”

The Company will continue to disclose the impact of the change in the Loyalty rewards liability to the extent it has a material impact on its financial statements and its Results of Operations in future periods.

*************************

Thank you for your review of the filing. We hope that the foregoing has been responsive to the Staff’s comments. Please contact Elizabeth Razzano at (650) 320-1895 if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Paul Hastings LLP

Paul Hastings LLP

cc:          Stephen Kadenacy, BRC Inc.